Western Wind Energy Corp.

632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone: (604) 839-4192 Facsimile: (604) 939-1292

www.westernwindenergy.com

N E W S R E L E A S E

November 29, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 17,614,470

The Company is pleased to announce that it has negotiated a non-brokered private placement of 441,133 units at a price of $1.50 per unit. Each unit is comprised of one (1) common share and one (1) share purchase warrant. Each warrant entitles the holder to purchase one (1) additional common share for a period of two years at a price of $1.80 per share during the first year and $2.20 per share during the second year. The Company has agreed to pay a finder’s fee equal to 10% of the gross private placement proceeds received by the Company from purchasers located by the finder.

The Company plans to use the proceeds from the private placement to, among other things, advance projects upon which it has obtained power purchase agreements and for working capital.

The private placement is subject to regulatory approval.

During the past year, the Company has executed over $800 million dollars of power sales agreements from 159.5 MW of capacity for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.